FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  May 16, 2003



                                CRH: Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition


                       N  E  W  S    R  E  L  E  A  S  E

                                                                   16th May 2003

            CRH ACQUIRES MAJOR MATERIALS BUSINESS IN THE US MIDWEST

CRH plc, the international building materials group, announces that its Materials Division in the Americas, Oldcastle Materials Group, has acquired the stock of S.E. Johnson for a cash consideration, including debt assumed, of US$217 million (euro 189 million). Including anticipated asset sales of US$40 million (euro 35 million), the net cost of the transaction amounts to US$177 million (euro 154 million).

Founded in 1929 and headquartered in Toledo, Ohio, S.E. Johnson is a leading aggregates and asphalt producer with paving, heavy highway and bridge construction activities operating in the northern Ohio, south-eastern Michigan and north-eastern Indiana markets. The business employs 1,300 people in peak season. The company has 600 million tons of permitted (and predominantly owned) reserves and in the year ended 31st December 2002, it produced 12.7 million tons of aggregates and 2.6 million tons of asphalt.

After depreciation of US$10 million, S.E. Johnson reported 2002 trading profit
(EBIT) of US$18 million (excluding non-recurring items) on sales of US$272 million.

Following acquisition, the Materials Division plans to reduce S.E. Johnson's large exposure to non-paving related highway and bridge construction and to dispose of certain non-core assets. S.E. Johnson will be integrated into the Shelly Group (Ohio) and Thompson-McCully (Michigan), which were acquired by CRH in February 2000 and July 1999 respectively. The acquisition represents a unique geographic fit with existing activities, and should facilitate significant cost savings while strengthening the Materials Division's market and reserves positions in the key Midwest region.

Commenting on the transaction, Tom Hill, Chief Executive Officer of Oldcastle Materials, said:

"This deal is consistent with the Materials Division's strategy to enhance vertical integration of its activities in the Midwest. S.E. Johnson provides a strong aggregates business with excellent reserves and significantly improves the Group's strategic positioning in Michigan, in particular. The combination of S.E. Johnson with our existing operations in Ohio and Michigan offers considerable scope for the speedy realisation of value-adding synergies."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Harry Sheridan, Finance Director

Myles Lee, Finance Director Designate





CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: May 16 2003



                                                 By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate